# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CytomX Therapeutics, Inc., CIK 0001501989
CUSIP: 23284F105
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 151 Oyster Point Blvd, Suite 400, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002018312

## Reporting persons
- Longitude Capital Partners V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,458,461; sole dispositive power 0; shared dispositive power 12,458,461; aggregate amount beneficially owned 12,458,461 (5.7% of the class)
  Comment: All such shares are held of record by LVPV (as defined in Item 2(a) below). LCPV (as defined in Item 2(a) below) is the general partner of LVPV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPV and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 217,702,919 shares of Common Stock (as defined in Item 2(d) below) outstanding as of April 30, 2026, as reported by the Issuer (as defined in Item 1(a) below) in its quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the Commission) on May 7, 2026 (the Form 10-Q).
- Longitude Venture Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,458,461; sole dispositive power 0; shared dispositive power 12,458,461; aggregate amount beneficially owned 12,458,461 (5.7% of the class)
  Comment: All such shares are held of record by LVPV. LCPV is the general partner of LVPV and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPV and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 217,702,919 shares of Common Stock outstanding as of April 30, 2026, as reported by the Issuer in the Form 10-Q.
- Longitude 103.8 East Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,830,000; sole dispositive power 0; shared dispositive power 2,830,000; aggregate amount beneficially owned 2,830,000 (1.3% of the class)
  Comment: All shares are held of record by L103 (as defined in Item 2(a) below). L103P (as defined in Item 2(a) below) is the general partner of L103 and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of L103P and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 217,702,919 shares of Common Stock outstanding as of April 30, 2026, as reported by the Issuer in the Form 10-Q.
- Longitude 103.8 East, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,830,000; sole dispositive power 0; shared dispositive power 2,830,000; aggregate amount beneficially owned 2,830,000 (1.3% of the class)
  Comment: All shares are held of record by L103. L103P is the general partner of L103 and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of L103P and may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  Based on 217,702,919 shares of Common Stock outstanding as of April 30, 2026, as reported by the Issuer in the Form 10-Q.
- Patrick G. Enright: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,288,461; sole dispositive power 0; shared dispositive power 15,288,461; aggregate amount beneficially owned 15,288,461 (7% of the class)
  Comment: Consists of (i) 12,458,461 shares of Common Stock held of record by LVPV, and (ii) 2,830,000 shares of Common Stock held of record by L103. LCPV is the general partner of LVPV and may be deemed to have voting, investment and dispositive power with respect to the shares held of record by LVPV. L103P is the general partner of L103 and may be deemed to have voting, investment and dispositive power with respect to the shares held by L103. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of each of LCPV and L103P and may each be deemed to share voting, investment and dispositive power with respect to the shares held by LVPV and L103.
  
  Based on 217,702,919 shares of Common Stock outstanding as of April 30, 2026, as reported by the Issuer in the Form 10-Q.
- Juliet Tammenoms Bakker: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 15,288,461; sole dispositive power 0; shared dispositive power 15,288,461; aggregate amount beneficially owned 15,288,461 (7% of the class)
  Comment: Consists of (i) 12,458,461 shares of Common Stock held of record by LVPV, and (ii) 2,830,000 shares of Common Stock held of record by L103. LCPV is the general partner of LVPV and may be deemed to have voting, investment and dispositive power with respect to the shares held of record by LVPV. L103P is the general partner of L103 and may be deemed to have voting, investment and dispositive power with respect to the shares held by L103. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of each of LCPV and L103P and may each be deemed to share voting, investment and dispositive power with respect to the shares held by LVPV and L103.
  
  Based on 217,702,919 shares of Common Stock outstanding as of April 30, 2026, as reported by the Issuer in the Form 10-Q.

## Item 1. Issuer
Name of issuer: CytomX Therapeutics, Inc.
Address of issuer's principal executive offices: 151 Oyster Point Blvd, Suite 400, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: This joint statement on Schedule 13G is being filed by Longitude Capital Partners V, LLC (LCPV), Longitude Venture Partners V, L.P. (LVPV), Longitude 103.8 East Partners, LLC (L103P) and Longitude 103.8 East, L.P. (L103, and together with LCPV, LVPV and L103P the Reporting Entities) and Patrick G. Enright and Juliet Tammenoms Bakker (together, the Reporting Individuals). The Reporting Entities and the Reporting Individuals are collectively referred to as the Reporting Persons.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is 2740 Sand Hill Road, 2nd Floor, Menlo Park, CA 94025.
Citizenship: LCPV and L103P are each a limited liability company organized under the laws of the State of Delaware. LVPV and L103 are each a limited partnership organized under the laws of the State of Delaware. Each of the Reporting Individuals is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See Row 9 of the cover page for each Reporting Person. LVPV is the record owner of 12,458,461 shares of Common Stock (the LVPV Shares). As general partner of LVPV, LCPV may be deemed to beneficially own the LVPV Shares. L103 is the record owner of 2,830,000 shares of Common Stock (the L103 Shares). As general partner of L103, L103P may be deemed to beneficially own the L103 Shares. Patrick G. Enright and Juliet Tammenoms Bakker are the managing members of LCPV and L103P and may be deemed to share voting, investment and dispositive power with respect to the LVPV Shares and the L103 Shares.

Except to the extent of his, hers, or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Longitude Capital Management Co., LLC (LCM), the investment advisor of LVPV and L103, and Seven Fleet Advisors LLC (together with its affiliates, Seven Fleet) have instituted policies and procedures that may affect the acquisition, holding and disposition of securities held by Seven Fleet. As a result of such policies and procedures, the Reporting Persons and Seven Fleet may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Exchange Act.

As of the date hereof, based on information provided by or on behalf of Seven Fleet, Seven Fleet may be deemed to be the beneficial owner of 1,085,398 shares of Common Stock, constituting 0.5% of the number of shares of Common Stock based on 217,702,919 shares of Common Stock outstanding as of April 30, 2026, as reported by the Issuer in the Form 10-Q. Notwithstanding such policies and procedures, the Reporting Persons expressly disclaim such group membership and beneficial ownership over any Common Stock that they may be deemed to beneficially own by reason of such policies and procedures. This Schedule 13G shall not be deemed an admission that the Reporting Persons are members of a group for purposes of Section 13 of the Exchange Act or for any other purpose.
Percent of class: See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*
Shared power to vote or to direct the vote: See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*
Shared power to dispose or to direct the disposition: See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Under certain circumstances set forth in the limited partnership agreements of LVPV and L103 and the limited liability company agreements of LCPV and L103P, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Longitude Capital Partners V, LLC: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (05/15/2026)
- Longitude Venture Partners V, L.P.: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (05/15/2026)
- Longitude 103.8 East Partners, LLC: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (05/15/2026)
- Longitude 103.8 East, L.P.: By Longitude 103.8 East Partners, LLC, General Partner, /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, Authorized Signatory (05/15/2026)
- Patrick G. Enright: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, as attorney-in-fact for Patrick G. Enright (05/15/2026)
- Juliet Tammenoms Bakker: /s/ Cristiana Blauth Oliveira, Cristiana Blauth Oliveira, as attorney-in-fact for Juliet Tammenoms Bakker (05/15/2026)